Exhibit (a)(3)

SMITH BREEDEN TRUST

Amendment No. 2

to

Agreement and Declaration of Trust

The undersigned, being at least a majority of the Trustees of Smith Breeden Trust, hereby amend the Agreement and Declaration of Trust of said Trust by deleting therefrom the first sentence of Section 6 Article III, and substituting therefor the following:

Without limiting the authority of the Trustees set forth in Section 5, inter alia, to establish and designate any further Series or classes or to modify the rights and preferences of any Series, the “Smith Breeden Equity Plus Fund” (formerly the “Smith Breeden Market Tracking Fund”) shall be, and is hereby, established and designated.”

WITNESS our hands set hereto as of this first day of August, 1996.

/s/ Douglas T. Breeden	August 1, 1996
Douglas T. Breeden

/s/ Michael J. Giarla	August 1, 1996
Michael J. Giarla

August 1, 1996
Stephen M. Schaefer

/s/ Myron S. Scholes	August 1, 1996
Myron S. Scholes

/s/ William F. Sharpe	August 1, 1996
William F. Sharpe